UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and 2009, and the changes in the Plan's net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the Plan changed its method of accounting for notes receivable from participants.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Cincinnati, Ohio
June 27, 2011

Federal Employer Identification Number: 44-0160260

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009 (As Adjusted)
Assets:
Investments, at fair value	$24,662,401	$21,103,392
Employer’s contributions receivable	9,788	—
Notes receivable from participants	544,936	499,133
Net assets available for benefits, at fair value	$25,217,125	$21,602,525

See Notes to the Financial Statements.

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009 (As Adjusted)
Investment income:
Net appreciation in fair value of investments	$3,527,219	$1,002,787
Interest and dividends	466,382	432,938
Net investment income	3,993,601	1,435,725

Interest income from participant loans:	33,046	34,957

Contributions:
Employer	434,070	741,314
Participants	1,313,556	1,439,993
Rollovers	49,009	22,284
Total contributions	1,796,635	2,203,591
	5,823,282	3,674,273

Deductions:
Benefits paid to participants	2,173,763	1,623,188
Administrative expenses	34,919	50,912
Total deductions	2,208,682	1,674,100

Net increase	3,614,600	2,000,173
Net assets available for benefits, beginning of year	21,602,525	19,602,352
Net assets available for benefits, end of year	$25,217,125	$21,602,525

See Notes to the Financial Statements.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 1.	Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (“the Plan”) and provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of its eligible employees who have at least one hour of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the trustee and serves as the custodian of the Plan.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1)-1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples Bancorp Inc. Common Stock. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7).
Contributions
The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted to be made to the Plan.  Through December 31, 2009, Peoples made matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. In 2010, Peoples made matching contributions of 100% of the employees' salary deferral amounts up to 2% of the employees' compensation.  For 2011, Peoples will make matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Peoples' profit-sharing contributions are discretionary as determined by the Peoples' Board of Directors (none were made in 2010 or 2009).  Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy.
Participant Loans
The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five year term with approval from the Plan Administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 2.	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investments in Peoples Bancorp Inc. Common Stock, has been unitized and is comprised of cash and Peoples Bancorp Inc. Common Stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2010 and 2009, these units are comprised of 210,217 and 239,125 shares of Peoples Bancorp Inc. Common Stock and cash of $149,391 and $121,315, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan (and the related trust) are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 3.	Investments
The Plan's investments are held by a bank-administered trust fund. The following table presents those investments that represent 5% or more of the Plan's total assets, at fair value:

	2010	2009
Mutual funds:
Fidelity Retirement Government Money Market Fund	$2,434,814	$2,937,574
Columbia Acorn Fund	2,185,178	1,831,499
T.Rowe Price Balanced Fund	2,027,506	1,843,157
Vanguard Primecap Core Fund	1,897,947	1,733,363
Vanguard Total Stock Market Index Fund	1,844,188	1,685,904
Harbor International Fund	1,772,596	1,740,387
American Growth Fund of America	1,658,785	1,708,830
Columbia Mid Cap Index Fund Z	1,562,787	1,164,686

Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	3,438,705	2,436,042

The following table details the net appreciation or depreciation of the Plan's investments during the year ended December 31, 2010, including realized gains and losses on those investments bought and sold during the year:

	2010	2009
Mutual funds:
Columbia Acorn Fund	$366,762	$518,765
Columbia Mid Cap Index Fund Z	285,017	270,064
Vanguard Total Stock Market Index Fund	241,600	135,393
American Growth Fund of America	240,575	419,321
Vanguard Primecap Core Fund	228,272	350,150
T.Rowe Price Balanced Fund	185,497	372,290
Harbor International Fund	175,664	429,555
Fidelity Retirement Government Money Market Fund	—	3,383
Other	406,149	526,585

Other investments:
Common/collective trust funds	—	395,702
Peoples Bancorp Inc. Common Stock Fund Units	1,397,683	(2,418,421)
Net appreciation (depreciation) in fair value	$3,527,219	$1,002,787

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 4.	Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within level 1 of the valuation hierarchy.
Peoples Bancorp common stock units: Peoples Bancorp common stock units are held in a unitized fund and are comprised of cash and common stock in Peoples Bancorp, Inc. The underlying common stock is valued at the closing price of the common stock reported on the NASDAQ Stock Market LLC under the symbol “PEBO” and is classified within level 1 of the valuation hierarchy.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2010
Mutual funds:
Blended Funds	$14,669,946	$—	$—	$14,669,946
International Funds	1,787,847	—	—	1,787,847
Mid Cap	1,619,891	—	—	1,619,891
Income Funds	1,753,918	—	—	1,753,918
Small Cap	1,392,094	—	—	1,392,094
Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	3,438,705	—	—	3,438,705
Total	$24,662,401	$—	$—	$24,662,401

2009 (As Adjusted)
Mutual funds:
Blended Funds	$13,132,696	$—	$—	$13,132,696
International Funds	1,740,954	—	—	1,740,954
Mid Cap	1,193,427	—	—	1,193,427
Income Funds	1,759,444	—	—	1,759,444
Small Cap	840,829	—	—	840,829
Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	2,436,042	—	—	2,436,042
Total	$21,103,392	$—	$—	$21,103,392

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 5.	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association, or relatives of such persons.
The Plan holds common stock of Peoples Bancorp Inc., which is the plan sponsor. The Plan also invests in certain funds of the Plan trustee. Certain administrative services are provided at no cost to the Plan by Peoples.

Note 6.	Risks and Uncertainties
The Plan provides for various investments in common stock, mutual funds, and common/collective trust funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 7.	Current Economic Conditions
The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 8.	Change in Accounting Principle
During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as part of Investments at fair value as they were under previous guidance.
The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle.

	2010 Statement of Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change

Investments	$25,207,337	$24,662,401	$(544,936)
Notes receivable from participants	—	544,936	544,936

	2009 Statement of Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Adjusted	Effect of Change

Investments	$21,602,525	$21,103,392	$(499,133)
Notes receivable from participants	—	499,133	499,133

	2010 Statement of Changes in Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change

Interest and dividends	$499,428	$466,382	$(33,046)
Net investment income	4,026,647	3,993,601	(33,046)
Interest income from participant loans	—	33,046	33,046

	2009 Statement of Changes in Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Adjusted	Effect of Change

Interest and dividends	$467,895	$432,938	$(34,957)
Net investment income	1,470,682	1,435,725	(34,957)
Interest income from participant loans	—	34,957	34,957

Net assets available for benefits were not affected by the adoption of the new guidance.

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

(a)(b) Identity of Issuer	(c) Description of Investment		(e) Current Value
T Rowe Price Retirement 2025	12,350	units	$148,696
T Rowe Price Retirement 2030	2,558	units	44,207
T Rowe Price Retirement 2035	4,139	units	52,819
T Rowe Price Retirement 2040	3,094	units	53,898
T Rowe Price Retirement 2045	3,756	units	43,608
T Rowe Price Retirement 2010	965	units	14,803
T Rowe Price Retirement 2015	322	units	3,829
T Rowe Price Retirement 2020	7,305	units	120,094
T Rowe Price Retirement 2050	7,049	units	68,658
American Funds Growth Funds R5	54,583	units	1,658,785
Columbia Acorn Fund	72,381	units	2,185,178
Fidelity Advisor Small Cap-I	4,197	units	110,593
Fidelity Retirement Government Money Market	2,434,814	units	2,434,814
Harbor International Fund	29,275	units	1,772,596
Vanguard Total Stock Market Index Fund	58,434	units	1,844,188
Vanguard Small Cap Index	30,522	units	1,060,646
Columbia Mid Cap Index Fund-Z	135,659	units	1,562,787
T Rowe Price Retirement 2005	254	units	2,879
T Rowe Price Balanced Fund	105,052	units	2,027,506
American Century Equity Income Fund Investment	13,195	units	95,132
Vanguard Primecap Core Investment	137,832	units	1,897,947
Vanguard Total Bond Market Index	106,346	units	1,127,267
Pimco Total Return D	77,337	units	839,104
American Century Mid Cap Value Investment	4,539	units	57,104
American Century Strategic Allocation Conservative Fund	17,951	units	99,089
American Century Strategic Allocation Aggressive Fund	69,900	units	531,942
American Century Strategic Allocation Moderate Fund	84,413	units	551,214
Blackrock U.S. Opportunities Instrument	8,254	units	340,656
Allianz NFJ Small Cap Value Instrument	7,394	units	220,855
* Peoples Bancorp Stock	337,459	units	3,438,705
American Funds Capital Income Builder R5	4,759	units	237,551
Fidelity Spartan International Index Investment	434	units	15,251
* Participant loans (Interest rates ranging from 5.25% to 10.25%)			544,936
Assets held at end of year			$25,207,337

* Parties-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 27, 2011	By:	/s/ MICHAEL W. HAGER
Michael W. Hager
Executive Vice President, Human Resources
Chairperson, Retirement Plan Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.